Eclipse Funds Inc.
51 Madison Avenue
New York, New York 10010

July 17, 2009

VIA EDGAR

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Filing of and Request for Acceleration of the Effective Date of Proxy Statement/Prospectus on Form N-14 of Eclipse Funds Inc. (on behalf of the MainStay Growth Equity Fund)
(SEC File No. 811-06175)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Act”), for Eclipse Funds Inc. (the “Registrant”).  This Form N-14 is being filed in connection with a reorganization in which the MainStay Growth Equity Fund, a series of the Registrant, will acquire all of the assets of the MainStay Capital Appreciation Fund, a series of The MainStay Funds, in exchange for shares of the MainStay Growth Equity Fund and the assumption by the MainStay Growth Equity Fund of the liabilities of the MainStay Capital Appreciation Fund. Note that a delaying amendment is included on the facing page of the filing.

Please be advised that the Registrant intends to file a request at a future date pursuant to Rule 461 under the Act seeking acceleration of the effective date of the Registrant’s above-referenced registration statement so that it will become effective on August 6, 2009, or as soon thereafter as practicable.

Should you have any questions, please feel free to contact Erin G. Wagner of Dechert LLP at 202.261.3317, Thomas C. Humbert at 973.394.4505, Barry Simmons at 973.394.4436, or Thomas Lynch at 973.394.4432.

Sincerely,

/s/ Marguerite E. H. Morrison

Marguerite E. H. Morrison
Chief Legal Officer and Secretary of the Registrant

cc:	Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Erin G. Wagner, Esq.